FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

2002 THIRD QUARTER RESULTS OF METRO PACIFIC CORPORATION

The following is a reproduction of a press release, issued pursuant to paragraph 2 of the Listing Agreement by First Pacific Company Limited for information purpose only, released in the Philippines by Metro Pacific Corporation, a subsidiary of First Pacific Company Limited, in accordance with the requirements of the Philippine Stock Exchange.

CONSOLIDATED STATEMENTS OF LOSS AND ACCUMULATED DEFICIT

(Unaudited)

For the period ended 30 September (In thousand pesos)	Nine months 2002	Nine months 2001	Three months 2002	Three months 2001
Revenues	4,075,432	5,487,297	915,236	1,080,961
Cost of sales	(3,125,392)	(4,324,217)	(843,401)	(1,059,641)
Operating expenses	(772,772)	(869,105)	(282,065)	(300,757)
Operating profit	177,268	293,975	(210,230)	(279,437)
Equity in net losses of affiliated companies	(604,509)	(266,406)	(110,069)	(49,805)
Financing charges, net	(1,089,806)	(1,613,004)	(286,404)	(646,594)
Loss before other expense	(1,517,047)	(1,585,435)	(606,703)	(975,836)
Other expense, net	(7,316,321)	(787,175)	(100,315)	(461,500)
Loss before taxation	(8,833,368)	(2,372,610)	(707,018)	(1,437,336)
Taxation	(34,842)	(40,730)	51,088	82,514
Loss from continuing operations	(8,868,210)	(2,413,340)	(655,930)	(1,354,822)
Loss from discontinued operations	-	(2,180)	-	(430)
Net loss before outside interests	(8,868,210)	(2,415,520)	(655,930)	(1,355,252)
Outside interests	262,677	207,931	125,906	235,329
Net loss for the period	(8,605,533)	(2,207,589)	(530,024)	(1,119,923)
(Deficit)/retained earnings				
Beginning of period	(14,330,139)	6,941,959	(22,464,875)	5,818,293
Dividends accrued on preferred shares	-	(54,000)	59,227	(18,000)
End of period	(22,935,672)	4,680,370	(22,935,672)	4,680,370
Loss per share (in centavos)				
Basic	(46.26)	(12.16)	(2.84)	(6.12)
Weighted average number of shares in issue				
Basic	18,603,473	18,603,473	18,603,473	18,603,473

CONSOLIDATED BALANCE SHEETS

(Unaudited)

As at (In thousand pesos)	30 September 2002	31 December 2001	30 September 2001
ASSETS			
Current assets			
Cash and cash equivalents	798,598	971,821	898,440
Receivables	4,315,536	5,173,080	5,256,461
Due from affiliated companies	731,581	1,077,918	1,265,707
Inventories	40,789	68,285	155,777
Development properties	6,061,098	11,937,147	9,418,752
Prepayments and other current assets	1,205,484	4,977,099	5,821,706
Deferred income tax asset – net	-	-	71,706
Total current assets	13,153,086	24,225,350	22,888,549
Long-term receivables	1,621,629	721,294	1,113,225
Investments in affiliated companies	974,160	1,125,659	2,826,894
Development properties	33,229,023	34,279,932	51,836,464
Property and equipment	3,902,002	5,669,208	6,561,417
Other assets	7,983,095	4,442,772	4,462,427
Total assets	60,862,995	70,464,215	89,688,976
LIABILITIES AND EQUITY			
Current liabilities			
Loans and notes payable	8,261,019	9,571,069	9,295,126
Current portion of long-term debts	4,339,444	2,941,414	633,533
Current portion of long-term liabilities and provisions	1,340,571	1,229,696	658,762
Accounts payable and accrued expenses	6,382,529	6,209,349	5,694,527
Deferred tax liability, net	240,998	142,565	-
Income tax payable	6,157	20,784	20,230
Total current liabilities	20,570,718	20,114,877	16,302,178
Long-term debts	5,614,795	6,022,140	8,394,013
Long-term liabilities and provisions	2,862,672	2,049,878	1,105,153
Equity			
Stockholders' equity			
Capital stock	18,605,973	18,606,694	18,606,695
Additional paid-in capital	9,692,634	10,411,914	10,411,914
Treasury stock	(1,033,000)	(1,033,000)	(1,033,000)
(Accumulated deficit)/retained earnings	(22,935,672)	(14,330,139)	4,680,370
Outside interests	27,484,875	28,621,851	31,221,653
Total equity	31,814,810	42,277,320	63,887,632
Total liabilities and equity	60,862,995	70,464,215	89,688,976

- Consolidated net loss before provisioning reduced to Pesos 1.5 billion for the first nine months of 2002 versus Pesos 1.6 billion in 2001
- Financing charges and operating expenses reduced by 32.4 percent and 11.1 percent respectively
- Subsidiaries Fort Bonifacio Development Corporation increased sales to Pesos 1.7 billion, while Negros Navigation and Landco Pacific posted net profits of Pesos 45.8 million and Pesos 25.3 million respectively
- Debt reduction program progresses, and remains management's top priority

Metro Pacific Corporation ("Metro Pacific") today announced an unaudited consolidated loss before provisioning of Pesos 1.5 billion for the period ended 30th September 2002, lower than the Pesos 1.6 billion loss reported for the same period last year.

In addition, as previously disclosed, a one-time, extraordinary provision of Pesos 7.2 billion was made during the first half of 2002, in anticipation of a potential loss that may arise in the event foreclosures occur on shares owned by Metro Pacific in Bonifacio Land Corporation ("BLC"). Currently, 50.4 percent of BLC shares are pledged as security for a $90.0 million US loan from Larouge B.V., a wholly-owned subsidiary of First Pacific Company Limited ("First Pacific"), and an additional 17.2 percent of BLC shares are pledged to other creditors whose loans are now past due. The provision reflects the difference between Metro Pacific's carrying cost of its BLC shares and the amount of the principal of the outstanding loans that will be repaid by those shares, should foreclosures occur. Metro Pacific stresses that this one-time, non-cash provision, does not affect the book value of BLC, which stood at Pesos 20.3 billion as of 30th September 2002. Metro Pacific owns 72.9 percent of BLC, with an equivalent book value of Pesos 14.8 billion.

Consolidated Results

Metro Pacific recorded consolidated revenues of Pesos 4.1 billion for the first nine months of 2002 (2001: Pesos 5.5 billion); 2001 revenues included a substantial, one-time bulk sale of condominium units at Pacific Plaza Towers. Consolidated gross margins improved to 23.3 percent in 2002 versus 21.2 percent in 2001, reflecting increased revenues and reduced expenses by subsidiaries Negros Navigation Company ("Nenaco") and Landco Pacific Corporation ("Landco"). Operating expenses decreased 11.1 percent to Pesos 772.8 million from Pesos 869.1 million in 2001, due to various ongoing manpower reduction and cost-cutting programs at both the parent and subsidiary levels. Financing charges decreased substantially to Pesos 1.1 billion, a reduction of 32.4 percent versus the same period last year (2001: Pesos 1.6 billion), due to discontinuance of interest accruals on loans at Metro Pacific and BLC, for which settlement agreements have been obtained.

Debt Reduction and Restructuring

Consolidated assets as of 30th September 2002 stood at Pesos 60.9 billion, financed by consolidated shareholders' equity of Pesos 31.8 billion and consolidated liabilities of Pesos 29.0 billion, of which Pesos 18.2 billion are interest-bearing.

At the end of 2001, Metro Pacific parent company debts stood at Pesos 11.9 billion. Excluding the Pesos 4.7 billion principal portion of the Larouge loan, and other secured obligations of Metro Pacific, only Pesos 2.8 billion of bank debt remains which require either repayment or restructuring. Excluding the value of Metro Pacific's 50.4 percent shareholding in BLC, Metro Pacific's asset-to-bank-debt-ratio is in excess of 3x.

Management remains in active negotiations with a number of parties, including both banks and non-financial institutions, with regard to its debt reduction and restructuring program.

Operational Review

Nenaco posted a net profit of Pesos 45.8 million, a significant turnaround from a loss of Pesos 538.1 million for the period last year. Net revenues rose to Pesos 1.82 billion (2001: Pesos 1.8 billion), driven by stable growth in freight revenues, which improved 10 percent to Pesos 765.0 million (2001: Pesos 697 million). Passage revenues remained steady at Pesos 1.03 billion. Performance was strengthened by improved gross margins, due to reduced vessel and terminal operating costs, and efficient rationalization of high-performing routes. Operating expenses likewise fell by 8 percent, due to continuing manpower reductions, and implementation of a zero overtime policy.

Landco posted a net profit of Pesos 25.3 million, reversing losses of Pesos 25.2 million for the same period last year and reflecting an 72.5 percent drop in financing charges as well as increased sales margins. Revenues improved substantially, to Pesos 421.6 million (2001: Pesos 310.2 million), reflecting the effective sell-out of major, high margin real estate projects, and the benefits realized by management's ongoing business restructuring program.

FBDC reported a consolidated net loss of Pesos 122.6 million for the first nine months of 2002 (2001 income: Pesos 139.6 million), despite an improvement in revenues of Pesos 1.7 billion for the period (2001: Pesos 1.2 billion), largely due to reduced margins from sales of undeveloped lots during the first half of 2002 (versus higher margin, developed lots). Nonetheless, revenues for the period were primarily derived from previously disclosed lot sales, in addition to increased lease rents from ongoing and new commercial lessees.

On 12th November 2002, FBDC signed a loan agreement with Ayala Land Inc. and United Laboratories Inc., for the amount of Pesos 800,000,000, to finance the completion in full of its Bonifacio Ridge condominium project. The twin tower mid-market residential project is now on schedule for completion in early 2004.

Pacific Plaza Towers reported a net loss of Pesos 58.1 million on revenues of Pesos 136.2 million, significantly better than its loss of Pesos 196.9 million for the same period last year. New sales continue within expectations despite the general weakness of the luxury condominium market.

First e-Bank has entered into an agreement with Banco de Oro ("BDO") under which BDO will acquire First e-Bank's banking business, along with a majority of its liabilities. This transaction is expected to be completed before the end of 2002, after which First e-Bank will revert to its prior name, Private Development Corporation of the Philippines. Management is currently engaged in preparing a new business strategy for the bank, which will be presented for approval at First e-Bank's shareholders meeting on 6th December 2002.

Conclusion

Remarking on Metro Pacific's results for the first nine months of 2002, Chairman of the Board and President Manuel V. Pangilinan said, "These results illustrate Metro Pacific's efforts to continue reducing its operating losses, and as the return to profitability of Nenaco and Landco Pacific show, we are making progress in this regard. While FBDC and Pacific Plaza Towers remain adversely impacted by the overall negative sentiment that exists throughout the property sector, both are showing resilience in the market, and their prospects are positive. I am also pleased to note we achieved a major objective for Metro Pacific by securing a solid partner to acquire the banking business of First e-Bank. Management remains wholly focused upon achieving further progress in our debt reduction plan, while repositioning the Company for its future."

By Order of the Board
First Pacific Company Limited
Manuel V. Pangilinan
Executive Chairman

14th November 2002